CERTIFICATE OF AMENDMENT

CERTIFICATE OF INCORPORATION, AS AMENDED

OF SOLAR ENERGY INITIATIVES, INC.

Under Section 242 of the General Corporation Law

The undersigned, Chief Executive Officer of the corporation, does hereby certify as follows:

FIRST: The name of the corporation is:

SOLAR ENERGY INITIATIVES, INC.

SECOND: The certificate of incorporation of the Corporation is hereby amended by replacing Article Fourth, in its entirety, with the following:

FOURTH: The Corporation is authorized to issue two classes of stock. One class of stock shall be common stock, par value $0.001, of which the Corporation shall have the authority to issue 750,000,000 shares. The second class of stock shall be blank check preferred stock, par value $0.001, of which the corporation shall have the authority to issue 10,000,000 shares. The preferred stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The 702,171,901 issued and outstanding shares of the Corporation’s common stock outstanding shall be reverse split, on a one hundred (100) to one (1) share ratio, with each one hundred (100) currently issued and outstanding shares of the Corporation’s common stock being replaced by one (1) share of post-split common stock. Par value shall remain unchanged. All other rights and privileges of the common stock shall remain unchanged. Preferred stock shall not be affected by this Amendment. Any fractional shares resulting from the reverse stock split will be rounded up to the nearest whole number.

THIRD: The Amendment of the Certificate of Incorporation, as amended, herein shall be effective as of December 9, 2011. This Amendment certified has been duly adopted at a meeting of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by David Fann, its CEO, and Director this 22nd day of November, 2011.

SOLAR ENERGY INITIATIVES, INC.

By:	/s/ David Fann
David Fann, Chief Executive Officer